May 19, 2014

WRITER’S DIRECT

DIAL NUMBER

(213) 830-4255

Securities and Exchange Commission

Attention: Mary Cole

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group
Post Effective Amendment No. 86 to
Form N-1A Registration Statement
File Nos. 811-6625, 33-46973
CIK No. 0000885709

Dear Ms. Cole:

The purpose of this letter is to respond to the comments you made on the above Post-Effective Amendment No. 86 (the “Filing”) to the Form N-1A Registration Statement of The Payden & Rygel Investment Group (the “Group”) with respect to the Group’s new Fund, the Payden Strategic Income Fund (the “Fund”).

Prospectus Comments and Responses (applicable to all three prospectuses:

1.	Fees and Expenses Table – Recoupment of Waived Fees/Reimbursement of Fund Expenses: We have added a sentence to footnote 2 in the table describing the process and limitations under which Payden & Rygel may recoup (a) any adviser fee waived, or (b) fund expenses that have been reimbursed by Payden & Rygel.

2.	Fees and Expenses table – Acquired Fund Fees and Expenses: At this time we do not expect Acquired Fund Fees and Expenses to exceed one basis point for the Fund; thus we did not include it in the expense table at this time.

3.	Principal Investment Strategies:

a.	Sixth Bullet – Derivatives: We expanded the disclosure on derivatives both in the Principal Investment Strategies section and in the Item 9 discussion that was added to the prospectuses.

Securities and Exchange Commission

May 19, 2014

b.	New Bullet: We added a bullet on how we assess common stock investments for the Fund.

4.	Principal Investment Risks:

a.	Ninth Bullet: We expanded the discussion on the risks associated with the specific derivatives, and also expanded that discussion in the Item 9 discussion that was added to the prospectuses.

5.	Management: We indicated that the portfolio managers started with the Fund at its opening.

6.	Item 9 Discussion: We added the discussion required by Item 9 of Form N-1-A entitled “More About Investment Strategies, Related Risks and Disclosure of Portfolio Holdings.”

SAI Comment and Response:

1.	Fundamental Policies: As requested, we added a fundamental concentration policy for the Fund.

As always, if you have any questions or need anything further, please contact me at 213-625-1900 or egarlock@payden-rygel.com. Thank you for your assistance in this matter.

Very truly yours,

Edward S. Garlock

Managing Principal and

General Counsel